UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

                 IMS Health Holdings, Inc.

(Name of Issuer)

                        Common Stock, par value $0.01 per share

(Titles of Class of Securities)

                              44970B109

(CUSIP Number)

                           December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44970B109		13G	Page 2 of 11
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 159,709,384
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 159,709,384
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,709,384
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 47.9% (1)
12	TYPE OF REPORTING PERSON CO

(1) Based on a total of 333,227,723 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of October 23, 2014, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on October 30, 2014.

CUSIP No. 44970B109		13G	Page 3 of 11
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 159,709,384
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 159,709,384
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,709,384
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 47.9% (2)
12	TYPE OF REPORTING PERSON CO

(2) Based on a total of 333,227,723 shares of Common Stock of the Issuer outstanding as of October 23, 2014, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on October 30, 2014.

CUSIP No. 44970B109		13G	Page 4 of 11
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 159,709,384
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 159,709,384
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,709,384
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 47.9% (3)
12	TYPE OF REPORTING PERSON IN

(3) Based on a total of 333,227,723 shares of Common Stock of the Issuer outstanding as of October 23, 2014, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on October 30, 2014.

CUSIP No. 44970B109		13G	Page 5 of 11
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 159,709,384
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 159,709,384
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,709,384
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 47.9% (4)
12	TYPE OF REPORTING PERSON IN

(4) Based on a total of 333,227,723 shares of Common Stock of the Issuer outstanding as of October 23, 2014, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on October 30, 2014.

Item 1(a). Name of Issuer:

IMS Health Holdings, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

83 Wooster Heights Road

Danbury, Connecticut 06810

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), TPG Advisors VI, Inc., a Delaware corporation (“Advisors VI”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., which is the sole member of TPG Holdings I-A, LLC, which is the general partner of TPG Holdings I, L.P., which is the sole member of each of (i) TPG GenPar V Advisors, LLC, (ii) TPG GenPar VI Advisors, LLC and (iii) TPG Biotechnology GenPar III Advisors, LLC. TPG GenPar V Advisors, LLC is the general partner of TPG GenPar V, L.P., which is the general partner of each of (i) TPG Partners V, L.P., which directly holds 66,689,372 shares of Common Stock (the “Partners V Shares”), (ii) TPG FOF V-A, L.P., which directly holds 174,460 shares of Common Stock (the “FOF V-A Shares”), and (iii) TPG FOF V-B, L.P., which directly holds 140,679 shares of Common Stock (the “FOF V-B Shares”). TPG GenPar VI Advisors, LLC is the general partner of TPG GenPar VI, L.P., which is the general partner of TPG Partners VI, L.P., which directly holds 66,740,684 shares of Common Stock (the “Partners VI Shares”). TPG Biotechnology GenPar III Advisors, LLC is the general partner of TPG Biotechnology GenPar III, L.P., which is the general partner of TPG Biotechnology Partners III, L.P., which directly holds 2,753,610 shares of Common Stock (the “Biotech III Shares”). Because of Group Advisors’ relationship to TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P. and TPG Biotechnology Partners III, L.P., Group Advisors may be deemed to beneficially own the Partners V Shares, the FOF V-A Shares, the FOF V-B Shares, the Partners VI Shares and the Biotech III Shares.

Advisors VI is the (i) general partner of TPG FOF VI SPV, L.P., which directly holds 263,828 shares of Common Stock (the “FOF VI Shares”), and (ii) managing member of TPG Iceberg Co-Invest LLC (together with TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG Biotechnology Partners III, L.P. and TPG FOF VI SPV, L.P., the “TPG Funds”), which directly holds 22,946,751 shares of Common Stock (the “Co-Invest Shares” and, together with the Partners V Shares, the FOF V-A Shares, the FOF V-B Shares, the Partners VI Shares, the Biotech III Shares and the FOF VI Shares, the “Shares”). Because of the Advisors VI’s relationship to TPG FOF VI SPV, L.P. and TPG Iceberg Co-Invest LLC, Advisors VI may be deemed to beneficially own the FOF VI Shares and the Co-Invest Shares.

David Bonderman and James G. Coulter are officers and sole shareholders of each of Group Advisors and Advisors VI, and may therefore be deemed to beneficially own the Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d). Titles of Classes of Securities:

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e). CUSIP Number:

44970B109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.   Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8. Identification and Classification of Members of the Group.

The TPG Funds have entered into an Amended and Restated Shareholders’ Agreement, dated as of April 9, 2014 (as further supplemented and amended, the “Shareholders Agreement”), with certain other holders (the “Holders”) of shares of Common Stock. Pursuant to the Shareholders Agreement, the TPG Funds and the Holders have agreed to, among other things, vote their shares of Common Stock to elect members of the Board of Directors of the Issuer as set forth therein.

Because of the relationship between the TPG Funds and the Holders as a result of the Shareholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own at December 31, 2014 (based on publicly available information) 254,249,996 shares of Common Stock held in the aggregate by the TPG Funds and the Holders, or 76.3% of the total number of outstanding shares of Common Stock of the Issuer (based on a total of 333,227,723 shares of Common Stock outstanding as of October 23, 2014, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on October 30, 2014). Each Reporting Person and each TPG Fund disclaims beneficial ownership of the shares of Common Stock held by the Holders.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

TPG Group Holdings (SBS) Advisors, Inc. By: /s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG Advisors VI, Inc. By: /s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

David Bonderman

By: /s/ Ronald Cami
Name:	Ronald Cami, on behalf of David Bonderman (5)

James G. Coulter

By: /s/ Ronald Cami
Name:	Ronald Cami, on behalf of James G. Coulter (6)

_______________

(5) Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).

(6) Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

_______________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011.